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                             June 14, 2021

       Michael Lawson
       Chief Executive Officer
       UAV Corp.
       115 County Road 381
       Wewahitchka, FL 32465

                                                        Re: UAV Corp.
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed June 1, 2021
                                                            File No. 024-11456

       Dear Mr. Lawson:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Offering Statement on Form 1-A filed June 1, 2021

       Signatures, page 52

   1. We note your signature page. Below the second paragraph of text on the Signatures page, please have your
principal executive officer, principal financial officer, principal accounting officer or
controller, and majority of the board of directors sign the offering statement in their
individual capacities. See the Form 1-A Instructions to Signatures.
       General

   2.                                                   Please revise
disclosures throughout the filing including the Results of Operation and
                                                        Liquidity and Capital
Resources sections to reflect the updated financial statements.
 Michael Lawson
UAV Corp.
June 14, 2021
Page 2

        You may contact SiSi Cheng, Staff Accountant at (202) 551-5004 or John Cash,
Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202)
551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.



                                                           Sincerely,
FirstName LastNameMichael Lawson
                                                           Division of
Corporation Finance
Comapany NameUAV Corp.
                                                           Office of
Manufacturing
June 14, 2021 Page 2
cc:       William R. Eilers
FirstName LastName